EXHIBIT 99.1

For Immediate Release 20-21-TR	Date:	March 25, 2020

Teck Postpones 2019 Sustainability Review Investor Conference Call

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it is postponing its Teck’s 2019 Sustainability Review conference call, previously scheduled for 11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time on April 1, 2020. The call will be rescheduled at a later date.

The QB2 Project Update and annual Business Review remains scheduled for 1:00 p.m. to 2:00 p.m. Eastern Time/ 10:00 a.m. to 11:00 a.m. Pacific Time on April 1, 2020. The conference call dial-in is 416.340.2216 or toll free 800.273.9672, no pass code required. Media are invited to attend on a listen-only basis.

The conference will be live broadcast through the following link at: https://www.teck.com/webcast-registration/webcast-registration. Alternatively, the webcast can be accessed at http://www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com